UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

Dicey McGraw Perrine c/o Brera Holdings PLC Connaught House, 5th Floor One Burlington Road Dublin 4 D04 C5Y6 Ireland +1 949 338 8328
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G13311108

1.	NAMES OF REPORTING PERSONS Dicey McGraw Perrine
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 300,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 300,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON IN

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CUSIP No. G13311108

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the class B ordinary shares, $0.005 nominal value per share (“Class B Ordinary Shares”), of Brera Holdings PLC, an Irish public limited company (the “Issuer”). The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Dicey McGraw Perrine, an individual (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Brera Holdings PLC, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

(c)	The Reporting Person’s principal occupation or employment is as Chief Marketing Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2024 (the “Grant Date”), the Reporting Person was granted a restricted share award under the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”) for 300,000 Class B Ordinary Shares for no consideration. The Class B Ordinary Shares vest equally over three (3) years on each anniversary of the Grant Date provided the Reporting Person remains in continuous service with the Company.

Item 4. Purpose of Transaction.

The Reporting Person’s acquisition of Class B Ordinary Shares reported on this Schedule 13D was for investment purposes. On March 4, 2023, the Reporting Person was appointed as Chief Marketing Officer of the Issuer, and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Item, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, however, expects to evaluate on a continuing basis her goals and objectives, other business opportunities available to her and may change her plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as she deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by her for tax, estate or other economic planning purposes. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of her holdings of securities of the Issuer or to change her intention with respect to any or all of the matters referred to in this Item 4.

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CUSIP No. G13311108

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Class B Ordinary Shares during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Ordinary Shares held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Brera Holdings PLC 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Issuer’s Registration Statement on Form S-8 (File No. 333-269535) filed on February 2, 2023)
Exhibit 2	Form of Restricted Shares Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1 (File No. 333-268187) filed on November 4, 2022)

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CUSIP No. G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024	/s/ Dicey McGraw Perrine
Dicey McGraw Perrine